VIA EDGAR

March 27, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attn:	Alyssa Wall Mara Ransom Stephen Kim Lyn Shenk

Re:	MasterBeef Group
Registration Statement on Form F-1, as amended (File No. 333-283142)
Request For Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Dominari Securities LLC, acting as representative of the underwriters, hereby joins MasterBeef Group in requesting acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m., Eastern Time, on March 31, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed as many copies of the preliminary prospectus dated January 22, 2025, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that it has complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Dominari Securities LLC

By:	/s/Eric Newman
Name:	Eric Newman
Title:	Head of Investment Banking